Exhibit 99.1

For immediate release

IMI ANNOUNCES BOUGHT-DEAL PRIVATE PLACEMENT FINANCING

Enters into agreement for CDN$10 million/US$8.2 million

Toronto, Ontario (August 18, 2005) --- Predictive medicine company IMI International Medical Innovations Inc. (TSX: IMI; Amex: IME) (the “Company” or “IMI”) today announced it has entered into an engagement letter for a bought-deal private placement financing with a syndicate of underwriters led by Orion Securities Inc. and including Loewen Ondaatje McCutcheon Limited to issue CDN$10,000,000 (US$8,210,000) of units (the “Units”) of the Company. Each Unit shall be comprised of a US$1,000 principal amount 7% convertible debenture (the “Debentures”) and 157 common share purchase warrants (the “Warrants”), each convertible into one common share of the Company.

The transaction, which is subject to the receipt of all necessary regulatory and stock exchange approvals and satisfaction of certain conditions, is expected to close on or about August 30, 2005.

The Debentures mature four years from the date of closing and will be convertible into common shares of IMI at US$2.85 at any time following the closing date. The Debentures bear interest at the rate of 7% per annum payable quarterly in cash, or, provided certain conditions are met, at the option of IMI, in common shares, or a combination thereof. Common shares issued in satisfaction of interest payments will have an issue price of 90% of the average of the volume weighted average price of the common shares on the Toronto Stock Exchange for the five trading days immediately prior to the applicable interest payment date. Each Warrant shall have a term of five years and an exercise price of US$2.93, payable by cashless exercise.

Net proceeds of the financing will be used for working capital purposes, including to:
•	Accelerate the development of IMI’s cancer portfolio;
•	Expand the company’s pipeline of technologies; and
•	Pursue strategic growth opportunities.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. Neither the Debentures nor the Warrants have been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the successful development or marketing of the Company’s products, reliance on third-party manufacturers, the competitiveness of the Company’s products if successfully commercialized, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:

Company Contacts:
Sarah Borg-Olivier	Ron Hosking
Director, Communications	Vice President, Finance & CFO
T: (416) 222-3449	T : (416) 222-3449
sbolivier@imimedical.com	rhosking@imimedical.com

U.S. Investor/Media Contacts:
John Nesbett/Sally Martin
The Investor Relations Group
T: (212) 825-3210
jnesbett@investorrelationsgroup.com
smartin@investorrelationsgroup.com